Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue Queen ouest
Commission	de l'Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.)

This is the receipt of the Ontario Securities Commission for the Amended and Restated Preliminary Short Form Prospectus dated December 22, 2022 (the amended preliminary prospectus) amending and restating the Preliminary Short Form Prospectus of the above Issuer dated September 27, 2022.

The amended preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta and Quebec. A receipt for the amended preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

December 23, 2022

Winnie Sanjoto

Winnie Sanjoto

Director, Corporate Finance Branch

SEDAR Project # 3440891